[AIG Letterhead]
November 19, 2010
Mr. Jim P. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Re:	American International Group, Inc. Form 10-Q for the Fiscal Quarter Ended September 30, 2010 File No. 001-8787
Dear Mr. Rosenberg:
     We are in receipt of your letter dated November 17, 2010 with respect to American International Group, Inc.’s (AIG) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 3010 (Form 10-Q). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
     AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     We have repeated your comments below to facilitate your review.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
General:
1.	Please provide proposed draft disclosure that includes the information provided in your responses to prior comments one and three.

AIG Response:
AIG intends to provide disclosure similar to the following in its Annual Report on Form 10-K for the year ended December 31, 2010 (Form 10-K):
AGF Sale

On August 10, 2010, AIG entered into a definitive agreement to sell an 80 percent economic interest (84 percent voting interest) of AGF for $125 million. The transaction closed on [November •, 2010]. Because AIG’s voting ownership interest in AGF was reduced to approximately 16 percent, and AIG does not otherwise have continuing significant involvement with or significant continuing cash flows from AGF, AGF has been classified as held for sale and as a discontinued operation at and for the year ended December 31, 2010. As a result of this transaction, AIG recorded a pre-tax loss of approximately $• billion in 2010.

The components of the $• billion charge consisted of the difference between (i) the sum of the fair value of the agreed consideration and AIG’s retained 20 percent economic interest and (ii) the net book value of the assets. Prior to the agreed sale, AGF’s business and underlying assets were subject to periodic impairment assessments under a held-for-use model and did not meet the criteria for held-for-sale accounting. The large majority of AGF’s assets are consumer finance and mortgage loans held for investment and thus are not carried at fair value. AIG was motivated in part to proceed with the disposal of AGF at the agreed upon purchase price due to the significant reduction in AIG’s consolidated liabilities that would result from the sale.
Goodwill Impairment:
     AIG refers the Staff to the discussion under the caption “Goodwill Impairment” beginning on page 176 of the Form 10-Q. AIG will include a discussion similar to the following in place of the sixth and seventh paragraphs under that caption in its Form 10-K.
     The fair value of ALICO used to test goodwill for impairment at March 31, 2010 was determined by AIG by considering, among other information, a third-party valuation at March 31, 2010 of the announced proceeds from the sale of ALICO to MetLife. At June 30, 2010, AIG estimated the fair value of ALICO and determined it to be less than its carrying value. Accordingly, AIG performed the second step of the goodwill impairment analysis and estimated the implied fair value of the goodwill allocated to ALICO by measuring the excess of the estimated fair value of ALICO over the amounts that would be assigned to ALICO’s assets and liabilities in a hypothetical business combination. Based on the results of the goodwill impairment test, AIG determined that all of the goodwill allocated to ALICO should be impaired and, accordingly, recognized a goodwill impairment charge of $3.3 billion in the second quarter of 2010.
     During the second quarter of 2010, there were no events that warranted an update of the fair value of AIG Star and AIG Edison at June 30, 2010. As a result of AIG Star and AIG Edison earnings during the second quarter, the book value of the business increased such that the March 31, 2010 fair value of AIG Star and AIG Edison exceeded its June 30, 2010 book value by 30 percent.
     On September 30, 2010, AIG announced a definitive agreement to sell AIG Star and AIG Edison for total consideration of $4.8 billion, less the principal balance of certain outstanding debt owed by these companies as of the closing date. See Recapitalization for a description of the expected use of the cash proceeds from the sale. In connection with the announced sale and management’s determination that the AIG Star and AIG Edison reporting unit (Reporting Unit) met the held-for-sale criteria, management tested the $1.3 billion of goodwill of the Reporting Unit for impairment. At September 30, 2010, AIG estimated the fair value of the Reporting Unit based on the consideration to be received pursuant to the agreement with Prudential Financial Inc. and, together with AIG Star and AIG Edison earnings and higher asset values recognized during the quarter, determined the fair value to be less than its carrying value. Accordingly, AIG performed the second step of the goodwill impairment analysis and estimated the implied fair value of the goodwill allocated to the Reporting Unit by measuring the excess of the estimated fair value of the Reporting Unit over the amounts that would be assigned to the Reporting Unit’s assets and liabilities in a hypothetical business combination. Based on the results of the goodwill impairment test, AIG determined that all of the goodwill allocated to the Reporting Unit should be impaired and, accordingly, recognized a goodwill impairment charge of $1.3 billion in the third quarter of 2010.
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Recapitalization, page 12
2.	You appear to indicate that International Lease Finance Corporation (ILFC) will be sold prior to Closing of the Recapitalization Plan. In order to show the significance of any potential sale transaction, please disclose the total assets and liabilities for ILFC. Also, tell us your basis for not classifying this business as held for sale at September 30, 2010.
AIG Response:
As discussed with the Staff, notwithstanding the Staff’s interpretation of AIG’s disclosure on page 13 of the Form 10-Q, at September 30, 2010 and at the present time, AIG is not attempting to sell ILFC, and therefore ILFC was not classified as held-for-sale at September 30, 2010. AIG’s disclosures in the Form 10-K will reflect the circumstances at that time.
          If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel

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